Progressive Wealth Management Since 1990

Shareholder Rebuttal to Microsoft Corporation Opposition Statement

Regarding Employee Representation on Boards

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Microsoft shareowners are encouraged to vote FOR the Shareholder Proposal on Employee Representation on the Board of Directors (Item 4 on the Proxy):

RESOLVED: Shareholders of Microsoft urge the Board of Directors to prepare a report to shareholders describing options for the company to encourage the inclusion of non-management employee representation on the Board.

Overview

Employee engagement and satisfaction are crucial to our Company’s success, yet our Company has experienced widely publicized incidents of employee dissent and dissatisfaction. Reputational damage and loss of key employees are two potential outcomes of diminished employee morale, posing risks to shareholder value.

The Proponent believes that allowing and encouraging representation on the board by non-management non-executive employees is one of the most promising strategies to ensure that employees, our most crucial resource, remain fully engaged in the long-term growth of our company and may help to ensure operational excellence.

Allowing employees representation in decision-making may reduce risk.

In the opinion of the Proponent, employee representation on the board of directors could help employees become better engaged and avoid disenfranchisement that can lead to employee protests, turnover, and a “cog in the wheel” mentality that may have led to employees taking their frustrations public in recent years.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item #4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The Proponent believes that representation of non-executive employees to the board would increase the diversity of perspectives on our board by offering the board first-hand operational knowledge of the challenges and opportunities their colleagues face during the implementation of decisions made by our Company’s management and board. As our Company’s industry will likely continue to experience increased competition, the Proponent believes that greater connection between the board and employees, as well as greater diversity on the board of directors specifically related to recent experience as an employee, will be beneficial to our Company’s success.

The Business Roundtable affirms employees as stakeholders.

In August 2019, the Business Roundtable (“the Roundtable”), an association of chief executive officers of America’s leading companies, announced a landmark deviation from the organization’s long-held stance of shareholder primacy. In releasing its Statement on the Purpose of a Corporation, the Roundtable indicated a pledge to “move[] away from shareholder primacy, includ[ing] commitment to all stakeholders.” In its statement, the Roundtable names “investing in our employees” as the second bullet point, just behind a commitment to customers. Microsoft’s CEO, Mr. Satya Nadella, signed the statement.

In the year since the Roundtable put out this statement, numerous observers have sought evidence that signatories have used the Statement to revise corporate policies or actions. One observer recently found that he “was hard-pressed to find any significant corporate actions that can be tied directly to the Business Roundtable's doctrine.” Even more recently, a JUST Capital report found that “while 72% of respondents believe corporate leaders are serving shareholders well, only 47% believe they’re having a positive impact on the financial well-being of their workers.”

As critics evaluate corporate response to COVID-19 and implementation of the commitments made in the Roundtable’s Statement, the Proponent believes that employee representation on the board of directors would offer evidence that Microsoft intends to fulfil its commitments as a signatory of the Statement.

Employee representation on the board would empower our company’s most valuable asset: employees.

Despite the current pandemic, many observers expect hiring and retaining talent in the tech industry to continue to become more competitive. The Proponent believes that adding one or more non-management employee(s) to the board of directors would be a powerful step toward empowering and engaging current employees and attracting top job candidates. The Proponent believes that allowing employee representation may bring these benefits to the board’s governance process:

•	Faster alerts to potential problems or pending crises that could diminish our brand name, allowing for more efficient solutions that better safeguard company and shareholder value;
•	Increased employee engagement and better retention due to a stronger perception of employee value, involvement in decision-making, and employee “buy-in” to the long-term value of the company;
•	An employee role in assessing performance of managers and executives;
•	An employee role in assessment of company culture and workforce morale.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item #4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Conclusion:

The Proponent believes that this proposal is in the best interest of the company – by increasing opportunities for higher efficiency and greater employee engagement, the Company will improve long-term shareholder value.

We urge you to vote “FOR” Shareholder Proposal #1 (item 4 on the proxy). Feel free to contact us at mschwartzer@northstarasset.com.

Date: November 24, 2020

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents and the filer of this document.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item #4 (shareholder proposal #1) following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item #4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM